Exhibit 99.5

Investment and Cooperation Framework Agreement

(Summary Translation)

This Agreement is entered into on July 10, 2014 by and between the following parties:

Party A: SouFun Holdings Limited

Party B: Hopefluent Group Holdings Limited

Article I. Private Placement of Party B’s Shares

1. Subject to the compliance with the applicable laws and regulations and the policies and guidelines of the relevant securities regulatory authorities of the PRC and the place where the shares of the parties are listed, Party B shall proceed with the issuance of 91,000,000 new shares (the “New Shares”) to Party A (the “Proposed Subscription”), representing approximately 14.80% of the issued share capital of Party B after the issuance of the New Shares. Party A may designate a wholly-owned subsidiary as the subscriber of the New Shares (the “Subscriber”) when executing the relevant share subscription agreement, subject to Party A acting as the guarantor of the Subscriber in that agreement.

2. Upon mutual agreement, the Proposed Subscription is subject to the following conditions:

A).	the existing controlling shareholder of Party B continues to hold not less than 30% of its issued share capital on a fully diluted basis;

B).	the approval by the regulatory authorities and shareholders (where required);

C).	the compliance with the applicable laws and regulations and the requirements of the regulatory authorities of the place where the shares of the parties are listed; and

D).	the relevant consent as required under the terms and conditions of the exchangeable bonds issued by Party B’s wholly-owned subsidiary on August 1, 2012 having been obtained.

3. The issue price of the New Shares is HK$3.00 per share.

4. Subject to the compliance of the applicable laws and regulations, Party B’s board of directors shall recommend the appointment of a person nominated by Party A as a director for the shareholders’ approval.

5. Party A shall provide Party B with certain amount of technology and network resources (not less than HK$50,000,000 worth of network resources) for use in Party B’s technology upgrades, network construction and business and brand promotion.

Article II. Business Strategic Cooperation between Party A and Party B

Party A and Party B hereby agree to strengthen and expand their strategic cooperation in certain areas which the parties are engaged in, such as advertising, e-commerce, agency planning, brokerage, secondary property leasing, community property management and financial services.

Party A shall cooperate fully with Party B in the real estate sector and the Internet financial services sector, and give full support to Party B in satisfying its needs for financial services in primary and secondary properties, property leasing, property management and community services, as well as in satisfying the financial needs of Party B’s other partners when the conditions are ripe. The parties hereby agree to establish a joint-venture company (the “JV Co”) to engage in financial services business after the relevant regulatory approvals are obtained and regulatory requirements are satisfied. The JV Co shall be owned as to 60% by Party A (contributing RMB300 million in cash) and 40% by Party B (contributing RMB200 million in cash). Following the establishment of the JV Co, Party B shall transfer its subsidiary Guangzhou Bao Lai Microcredit Business Ltd. (‘‘Bao Lai’’) to the JV Co for use by the JV Co for its microcredit business. Party B shall be entitled to all the assets and be responsible for all the liabilities of Bao Lai prior to such transfer taking place. Bao Lai shall accept the equity injection of the JV Co on the condition that Bao Lai shall have no current liabilities. To the extent that the JV Co’s services shall satisfy Party B’s business needs, the JV Co shall provide exclusive real estate financial and Internet financial services to Party B, and Party B shall not conduct real estate financial and Internet financial services business in collaboration with other companies or establish any real estate financial and Internet financial joint venture which competes with the JV Co. Detailed arrangement in respect of the JV Co will be agreed and governed by formal agreement to be entered into by the parties.

The JV Co shall have a board of directors comprising five members, three of which shall be appointed by Party A and two of which shall be appointed by Party B. The chairman of the board of directors of the JV Co, who is also the legal representative of the JV Co, shall be appointed by Party A. The management of the JV Co shall be appointed by its board of directors.

Article IV. Representations and Warranties of Party B

The above terms and conditions of the Proposed Subscription have been agreed by the parties based on the financial and operational position of Party B published by Party B prior to the execution of this Agreement (the ‘‘Current Position’’). Party B warrants to Party A that there shall be no material adverse change to the Current Position prior to completion of the Proposed Subscription.

[Signature page to Investment and Cooperation Framework Agreement]

Party A: SouFun Holdings Limited

Signature/Seal: /Company Seal/

Party B: Hopefluent Group Holdings Limited

Signature/Seal: /Company Seal/